UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 12, 2006

via U.S. mail

Mr. Halbert S. Washburn
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

      Re:	BreitBurn Energy Partners L.P.
      	Form S-1
      	Filed May 12, 2006
      	File No. 333-134049

Dear Mr. Washburn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. We will need time to review all new disclosure, including any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. Please also provide us with the sales materials you propose to use, pursuant to Release 33-6900. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

* Appendix A;
* any material contracts, including those relating to the acquisition of Nautilus Resources and the properties from BreitBurn Energy
Company and other third parties;
* the legality and tax opinions;
* the new credit facility;
* the Omnibus Agreement;
* the Administrative Services Agreement; and
* the partnership agreement.

We may have additional comments.

3. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission`s policy on projections in Item
10(b)
of Regulation S-K.

Cover Page of Prospectus

4. Expand the first bullet point and related disclosure elsewhere to make clear that you would have had shortfalls as of the most recent fiscal year end and period end. Also disclose explicitly in a new bullet point that you are unlikely to be able to continue your planned distributions unless commodity prices increase or your cash flows increase due to the factors you list in the first full paragraph on page 23 under the caption "If we do not set aside sufficient cash." Also move that risk factor forward so that it is one of the first risk factors, and provide an appropriate caption.

Prospectus Summary

General

5. We understand that references to the "Partnership Properties" or "our properties" are intended to refer to the oil and gas properties to be contributed. However, considering the significant difference between operations associated with properties being contributed to you and properties being retained by BreitBurn
Energy Company LP, additional prominent disclosures should be made (e.g. utilizing bold lettering in section headers), wherever information pertaining to the properties or operations is presented, indicating whether adjacent disclosure pertains to properties being contributed or the larger group of properties, including those that will be retained. Some of the areas where this appears to be warranted include the Prospectus Summary, Cash Distribution Policy and Restrictions on Dividends, MD&A and Business sections of your filing.

BreitBurn Energy Partners L.P., page 1

6. You state that BreitBurn Energy Company LP is "one of the largest" independent oil companies in California. Please provide us with objective support for this statement.

Risk Factors, page 17

General

7.  	Eliminate all language that mitigates the risk you present,
for
example, clauses that begin "although" and references to actions that you believe are consistent with industry practice, such as the "appropriate" insurance coverage you cite in the last full sentence on page 28.

8.  	Ensure that you clearly identify, under appropriately
descriptive captions, all material risks, including those related to the potential conflicts amongst you and the various affiliates. Examples include: the same persons will decide how to allocate corporate opportunities for more than one entity; the general partner will have complete discretion with regard to expenses to be incurred on your behalf, and it has an incentive to make any debt non-recourse to it; and none of the proceeds will be used to grow the business, which growth may be necessary to cover future quarterly distributions. With regard to the last point, make clear that the proceeds will be used to repay debt and make distributions to affiliates.

Risks Related to Our Structure

Our general partner, page 31

9.  	We note that the general partner has the right to call and
purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.


Cautionary Note Regarding Forward-Looking Statements, page 42

10. Eliminate the suggestion that "will" identifies forward looking statements.

Cash Distribution Policy and Restrictions on Distributions

11. Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

12. Revise the first bullet point on page 47 to make clear that it is unlikely you will be able to sustain your planned distribution level in the future, and explain why. We note the parallel disclosure at page 23. Clarify when you expect to no longer be able to make the distributions in the planned amount, or explain to us why you do not believe that information would be material to potential investors.

13. Clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves, or if it is limited by standards of reasonableness or other restraints. Also summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

14. Disclose how much of your estimated crude oil production for the coming year you have hedged, and at what price. We note the related disclosure at page 54 that suggests you intend to hedge 75%. We also note the disclosure at page 65 in that regard.

  Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2005,
   page 49

15. We note that you present pro forma information for your most recently completed fiscal year in the table on page 50. However, to provide the most current information to readers, your presentation would be enhanced if you included an additional column for the 12 months ended as of your most recent interim period, March 31, 2006.

Operations and Revenue, page 53

16. In the first bullet under this heading you state that you expect to realize increased production from your wells which will be offset by the natural decline in production of your existing wells. Quantify the anticipated increase and offsetting decline.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 60

17. We note that you address the three years` historical financial statements for BreitBurn Energy Company L.P. (BEC). However, due to the significance of the properties being retained by BEC, we believe that you should augment your MD&A discussion to identify in your comparative narratives the revenues and direct expenses associated with the properties that will be contributed to you in conjunction with the offering, as well as the production levels of those properties in relation to the whole. Please also ensure that you identify any significant events, uncertainties, trends and other matters affecting the comparability of the results of operations of the properties being contributed to the partnership by BEC, in order to sufficiently convey to readers the historical performance of the properties that will be contributed to the partnership. This should be done in textual format, supplementing the historical information you present for BEC.

Business

18. Describe in necessary detail all arrangements amongst the registrant and the various affiliated entities as they relate to the business of the registrant. Discuss the material contracts and agreements, and also summarize the principal terms of the new credit facility.

Los Angeles Basin, California

Brea Olinda Field, page 79

19. Please discuss the obligations that must be satisfied before this field will be conveyed to the registrant, who must perform the obligations, and when these obligations are expected to be fulfilled.
Disclose your current working interest and net revenue interest in the field.

Management

Management of BreitBurn Energy Partners L.P., page 99

20. Clarify which decisions the general partner may make and what actions it may take in its sole discretion. Explain why you state at page 8 that purchasers of common units thereby consent to "various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duty or other duties under applicable law," and make clear which items mentioned at page 34 and elsewhere would otherwise constitute breaches.

21. Please provide additional disclosure on how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee`s attention. We note that you state on page 109 that the general partner is not obligated to seek the approval of the conflicts committee. Please also discuss what happens if the committee determines that there is a conflict.

Directors and Executive Officers of Breitburn GP LLC, page 100

22. Clarify how much of their professional time the executive officers of the general partner will devote to the business of the registrant. Also revise the sketches for Messrs. Williamson and Fong to eliminate any gaps or ambiguities with regard to time or positions held during the five year period.

Executive Compensation, page 102

23. As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also state the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

Material Tax Consequences, page 131

24. Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions.
For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Underwriting, page 154

25. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

Financial Statements - Pro Forma, page F-2

Note 2 - Pro Forma Adjustments and Assumptions, page F-5

26. With regard to the division of assets, liabilities, revenues and expenses, please expand your disclosure to explain how the retained versus contributed amounts were determined, how allocations, such as general and administrative expenses and gains and losses on derivative instruments were calculated, and any other significant assumptions that were incorporated in deriving the adjustment amounts.

27. We note that BreitBurn Energy Company LP follows the successful efforts method of accounting for oil and gas activities, while Nautilus Resources LLC had followed the full cost method. Please amend your disclosure to provide the necessary discussion of this accounting difference between these two entities, and to calculate and include the pro forma adjustment necessary to harmonize the policies in the pro forma presentation.

Note 4 - Agreements with BreitBurn Energy Company LP, page F-7

28. Expand your disclosure to explain the basis for your adjustment for the administrative fee of $10.7 million, mentioned under this heading as well as Note 1 on page F-5, and point (h) of Note 2 on page F-6, sufficiently to understand how your adjustment is factually supportable. It should be clear why a comparable amount is not already reflected in the historical financial statements. Also disclose the mechanism and circumstances under which such fee may be changed in the future. It should be clear whether the relationship between production and the fee is consistent with your intent for future periods.

Note 5 - Oil and Natural Gas Activities, page F-7

29. Your tabular presentations of estimated quantities of oil and natural gas reserves and standard measure of discounted future net cash flows appear to provide amounts and activity only for the contributed reserves. This information should be presented in a manner that corresponds with your unaudited pro forma consolidated financial statements` presentation. That is, the information should depict, in similar columnar fashion, the amounts for BEC LP historical, BEC LP retained operations, pro forma adjustments if applicable, and partnership pro forma.

Financial Statements - BreitBurn Energy Partners LP, page F-10

General

30. It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.


Note 3 - Summary of Significant Accounting Policies, page F-20

Revenue Recognition, page F-21

31. Expand your disclosure to describe your approach to recognition sufficiently to understand how your methodology compares to the alternatives described in EITF 90-22. If your method differs from that utilized by Nautilus Resources LLC, also address the accounting difference in your pro forma presentation.

Note 5 - Acquisitions, page F-27

32. We note your disclosure on page F-28 stating that your pro forma presentation, showing the effects of two business acquisitions, "...includes numerous assumptions and is not necessarily indicative of future results of operations." Please expand your disclosure to describe the adjustments that are reflected in your pro forma results. Also ensure you have disclosed the nature and amount of material non-recurring items reflected in your pro forma results to comply with the guidance in paragraphs 55 of SFAS 141.

Financial Statements - Nautilus Resources LLC, page F-49

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-53

Oil and Gas Producing Activities, page F-53

33. Given utilization of the full cost methodology, and significant value attributed to undeveloped oil and gas properties, please disclose all applicable information specified under Rule 4-10(c)(7)
of Regulation S-X. The status of the properties in this category should be clear. Also expand the disclosure on page F-27 to differentiate between proved and unproved properties in your purchase price allocation.

Note 4 - Asset Retirement Obligations, page F-55

34. You state in the third paragraph that you adopted SFAS 143 in 2003. However, in your similar disclosure in Note 4 on page F-66, you state that there was no cumulative effect for the adoption of SFAS 143, as the company was formed in 2003. This appears to be inconsistent with your disclosure on page F-53, indicating that you were organized in 1999. Revise the appropriate disclosures to eliminate these inconsistencies, and to correctly reflect the timing and effects, if any, of your adoption of SFAS 143.


Note 9 - Revision of Financial Statements, page F-59

35. Since the revision of your Statement of Operations and Changes in
Members` Equity has impacted the key operating measure of loss from operations, the appropriate characterization for the adjustments impacting that line item would be restatement. Please modify your disclosures under this heading and include parenthetical "restated" labeling on the face of your Statement of Operations and Changes in
Members` Equity. We anticipate that the explanatory language in the audit report will similarly reference the restatement. Please ask your auditors to advise us of their position with respect to this matter.

Similar modifications should be made to Note 9 on page F-70, and the corresponding audit report appearing on page F-60.

Engineering Comments

Our engineering review is in progress and we may issue additional comments upon completion.

Our Properties, page 2

36. We note that you have disclosed proved reserves. Please submit for review the petroleum engineering reports (in hard copy and electronic format) used as the basis for your December 31, 2005 proved reserve disclosures. The report should include:

(a)	One-line recaps for each property sorted by field and by
present
worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

(b)	Total company summary income forecast schedules for each
proved
reserve category with proved developed segregated into producing and non-producing properties;

(c)	Spread sheet comparisons by field of your projected annual
production cost components - e.g. labor, power, insurance, taxes - with the same components` 2005 historical figures. Please reconcile any significant differences between the historical figures and those that you used to estimate your proved reserves. Be advised we believe that a component for producing well overhead should be included for operated as well as non-operated properties;

(d)	Individual income forecasts for the largest property (net
equivalent reserve basis) in the proved developed and proved undeveloped categories for Wyoming and California as well as the AFE for each of the two PUD properties - four properties in all;

(e)	Please include normal operational plots such as oil cut vs.
cumulative production and injection history/estimated fill up for any secondary recovery units in the two largest developed properties. You may contact us for assistance in this or any other matter.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Delaney at 202-551-3863, or in his absence,
Karl Hiller at 202-551- 3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



	H. Roger Schwall
	Assistant Director




cc:	Alan Baden, Esq.
      D. Delaney
      K. Hiller
      T. Levenberg
      D. Levy




Mr. Halbert Washburn
BreitBurn Energy Partners L.P.
June 12, 2006
Page 11